 Caracle Creek International Consulting Inc.

Stephen William Wetherup
34176 Cedar Avenue
Abbotsford, British Columbia Canada, V2S 2W1
Telephone: 604-617-5955, Email: swetherup@cciconline.com

CONSENT OF AUTHOR
TO:	Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission

I, Stephen Wetherup, do hereby consent to the filing of the written disclosure of the technical report titled “Independent Technical Report: Juanicipio Silver Project, Zacatecas State, Mexico” and dated July 5th, 2006 (the “Technical Report”) and any extracts from or a summary of the Technical Report in the prospectus of Mag-Silver Corporation, and to the filing of the Technical Report with the regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical.

Dated this 5th Day of July, 2006.

signed
___________________________
Stephen William Wetherup, (BSc., P.Geo.)

Caracle Creek International Consulting Inc. MAG06-JN

July 5th, 2006